Exhibit 12

Genworth Financial, Inc.

Computation Of Ratio Of Income To Fixed Charges

(Dollar amounts in millions)

	Three months ended March 31,	Years ended December 31,
	2007	2006	2005	2004	2003	2002
Income from continuing operations before income taxes and accounting changes	$449	$1,853	$1,745	$1,584	$1,305	$1,688

Fixed charges included in income from continuing operations:
Interest expense(1)	107	364	293	217	140	124
Interest portion of rental expense	4	15	13	14	23	25

Subtotal	111	379	306	231	163	149
Interest credited to investment contractholders	385	1,520	1,423	1,431	1,623	1,644

Subtotal	496	1,899	1,729	1,662	1,786	1,793
Fixed charges included in income from discontinued operations:
Interest expense	—	—	—	—	12	16
Interest portion of rental expense	—	—	—	—	8	12

Subtotal	—	—	—	—	20	28
Interest credited to investment contractholders	1	2	2	1	69	80
Total fixed charges from discontinued operations	1	2	2	1	89	108

Total fixed charges	497	1,901	1,731	1,663	1,875	1,901

Income available for fixed charges (including interest credited to investment contractholders)	$946	$3,754	$3,476	$3,247	$3,180	$3,589

Income available for fixed charges (excluding interest credited to investment contractholders)	$560	$2,232	$2,051	$1,815	$1,488	$1,865

Ratio of income to fixed charges (including interest credited to investment contractholders)	1.90	1.97	2.01	1.95	1.70	1.89
Ratio of income to fixed charges (excluding interest credited to investment contractholders)	5.05	5.89	6.70	7.86	8.13	10.54

(1)	Interest expense does not include interest expense related to our unrecognized tax benefits as further described in note 2 under “Item 1—Condensed Consolidated Financial Statements.”